UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6861-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Press Releases

On November 5, 2012, the registrant announced its unaudited financial results for the third quarter ended September 30, 2012. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 28, 2012, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1 Press release regarding financial results for the third quarter ended September 30, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Alex Ho
Alex Ho, Chief Financial Officer

Date: November 6, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding financial results for the third quarter ended September 30, 2012.

Exhibit 99.1

Changyou Reports Third Quarter 2012 Unaudited Financial Results

Changyou Achieves Record Total Revenues for the Third Quarter

Changyou Achieves Record Net Income for the Third Quarter

Beijing, China, November 5, 2012 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Third quarter 2012 Highlights

•	Total revenues reached a record US$165.8 million, an increase of 13% quarter-over-quarter and 29% year-over-year, exceeding the high end of the Company’s guidance by US$8.8 million.

•	Online game revenues reached a record US$151.1 million, an increase of 10% quarter-over-quarter and 30% year-over-year, exceeding the high end of the Company’s guidance by US$7.1 million.

•	Online advertising revenues reached a record US$12.8 million, an increase of 40% quarter-over-quarter and 32% year-over-year, exceeding the high end of the Company’s guidance by US$0.8 million.

•

Net income attributable to Changyou.com Limited reached a record US$72.9 million, or US$1.37 per fully diluted ADS[1]. Net income attributable to Changyou.com Limited increased 6% quarter-over-quarter and 18% year-over-year.

•

Non-GAAP[2] net income attributable to Changyou.com Limited reached a record US$75.9 million, or US$1.42 per fully diluted ADS. Non-GAAP net income attributable to Changyou.com Limited increased 5% quarter-over-quarter and 20% year-over-year, exceeding the high end of the Company’s guidance by US$3.9 million.

•

On August 6, 2012, the Company’s board of directors declared a special one-time cash dividend of US$1.9 per Class A or Class B ordinary share, or US$3.8 per American Depositary Share (“ADS”). The total amount of this dividend was approximately US$201 million. The dividend was paid to shareholders on September 21, 2012.

Mr. Tao Wang, Changyou’s chief executive officer, commented, “The third quarter is a testimony to our corporate philosophy of putting our customers first. Our key operational metrics and financial results demonstrate that we have a solid base of players who are engaged and willing to spend in our games as we continue to invest the resources to keep them fresh and exciting. In our flagship MMO game, Tian Long Ba Bu, or TLBB, we saw higher player engagement levels and spending from our core players after the release of the July 12th expansion pack and the October 25th major expansion pack. Meanwhile, our new web game Wartune continued to build momentum as it was launched on more platforms and in more countries during the quarter. Changyou is one of the few online game companies in China with a leading presence in all three key markets of the online games industry, MMO games, web games and online game media. With the talents, customer base and marketing networks accumulated in each of these three areas, we believe we can take our businesses further, both in China and globally, and build the company into an even greater success.”

[1]	Each American depositary share (“ADS”) represents two Class A ordinary shares.
[2]	Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

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Mr. Dewen Chen, president and chief operating officer, continued, “Our online advertising business benefited from the traditionally strong summer season for online games advertising in the third quarter. 17173.com is the portal of choice for online game advertisers and we achieved higher utilization rates of our advertising resources due to strong demand. We are building 17173.com into an even better portal for game-related news. We launched two brand-new news channels in the third quarter, one dedicated to web games and the other to mobile games, and have plans to deliver news for international gamers as well.”

Mr. Alex Ho, Changyou’s chief financial officer, added, “In the third quarter, we once again topped past quarters’ financial performance, in both GAAP and non-GAAP terms, on our top-line and bottom-line results. Both our online games business and online advertising business grew in terms of revenues and are highly profitable and cash-generative. With the strong and stable cash flows from our operations, we plan to keep investing in people and products to take advantage of the many growth opportunities we see in the market and create greater shareholder value over the long term.”

Third Quarter 2012 Operational Results

The Company’s operational results for the third quarter of 2012, which exclude those of 7Road’s games, were as follows:

•	Aggregate registered accounts for the Company’s games[3] increased 12% quarter-over-quarter and 41% year-over-year to 223.5 million.

•	Aggregate PCU for the Company’s games increased 1% quarter-over-quarter and decreased 5% year-over-year to 1.09 million.

•

Aggregate APA for the Company’s games decreased 8% quarter-over-quarter and 20% year-over-year to 2.41 million. The quarter-over-quarter and year-over-year decreases reflected a decline in the number of low-spending active paying accounts that did not make a purchase in the third quarter of 2012 as the Company continued last quarter’s strategy of giving away virtual items and reducing in-game promotions in TLBB.

•

ARPU for the Company’s games increased 15% quarter-over-quarter and 46% year-over-year to RMB319. The quarter-over-quarter and year-over-year increases were mainly due to the decline in TLBB’s low-spending active paying accounts and TLBB’s core players increasing their spending in the third quarter of 2012.

7Road’s operational results for the third quarter of 2012 were as follows:

•

Aggregate active accounts[4] for 7Road’s games[5] were 66.8 million, an increase of 23% quarter-over-quarter and 42% year-over-year. The increases in active accounts were mainly due to new gamers on third-party web platforms playing Wartune (also known as Shen Qu) in the third quarter of 2012.

[3]	Excludes 7Road’s games and comprises the following games operated in China: Tian Long Ba Bu (“TLBB”), Duke of Mount Deer (“DMD”), Blade Online, Blade Hero 2, Tao Yuan, Da Hua Shui Hu, Zhong Hua Ying Xiong, Immortal Faith, and Legend of Ancient World.
[4]	Active accounts are defined as registered accounts that were logged in at least once during the period.
[5]	Comprises 7Road’s web games: DDTank and Wartune (also known as Shen Qu).

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•

Aggregate active charging accounts[6] for 7Road’s games were 1.66 million, a decrease of 5% quarter-over-quarter and 3% year-over-year. The decreases in active charging accounts resulted primarily from certain players of DDTank having ceased purchasing game coins because in the new version of DDTank, DDTank II, they were prevented from purchasing virtual items at discounted prices from other players. The decreases in active charging accounts also reflected the fact that DDTank, which has been in operation since 2008, has entered into a relatively mature phase. This resulting decrease in active charging accounts for DDTank was offset in part by an increase in the number of active charging accounts for Wartune (also known as Shen Qu) in the third quarter of 2012.

•

Average revenue recognized per active charging account[7] (“ARCA”) for 7Road’s games was RMB100 an increase of 61% quarter-over-quarter and 163% year-over-year. The increases resulted primarily from Wartune tending to have a higher ARCA than DDTank, and from ARCA for DDTank having increased as relatively lower-spending players ceased purchasing game coins after the discount market was closed when the new version of DDTank, DDTank II, was released.

Third Quarter 2012 Unaudited Financial Results

Revenues

Total revenues for the third quarter of 2012 increased 13% quarter-over-quarter and 29% year-over-year to US$165.8 million.

Online game revenues, which include revenues from Changyou’s game operations and overseas licensing revenues and revenues from 7Road, increased 10% quarter-over-quarter and 30% year-over-year to US$151.1 million. The quarter-over-quarter and year-over-year increases were mainly due to the growth momentum of TLBB and Wartune in China in the third quarter of 2012.

Online advertising revenues, which consist of revenues generated from the 17173 business, increased 40% quarter-over-quarter and 32% year-over-year to US$12.8 million. The quarter-over-quarter increase was mainly due to the seasonal pickup typical for advertising in China and higher utilization rates of our advertising resources in the third quarter of 2012. The year-over-year increase was mainly due to higher advertising prices and higher utilization rates of our advertising resources in the third quarter of 2012 than in the third quarter last year.

Other revenues, which consist of cinema advertising revenues, were US$1.9 million, an increase of 80% quarter-over-quarter and a decrease of 40% year-over-year. The quarter-over-quarter increase was mainly due to the seasonal pickup typical for advertising in China in the third quarter of 2012. The year-over-year decrease was mainly due to the streamlining of the cinema advertising business in 2012.

Gross profit

Gross profit increased 9% quarter-over-quarter and 23% year-over-year to US$134.8 million. Non-GAAP gross profit increased 9% quarter-over-quarter and 23% year-over-year to US$134.9 million. Both gross margin and non-GAAP gross margin were 81%, compared with 84% in the second quarter of 2012 and 85% in the third quarter of 2011.

[6]	Active charging accounts are defined as the number of active accounts that purchased virtual currency for use in the game during the period.
[7]	Average revenue recognized per active charging accounts is defined as net revenues recognized by 7Road for the period divided by the number of active charging accounts for the same period.

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Gross profit of the online games business increased 9% quarter-over-quarter and 29% year-over-year to US$130.0 million. Non-GAAP gross profit of the online games business increased 9% quarter-over-quarter and 29% year-over-year to US$130.1 million. Both gross margin and non-GAAP gross margin of the online games business were 86%, compared with 87% in the second quarter of 2012 and 87% in the third quarter of 2011. The decline in gross margin and non-GAAP gross margin for the online games business was mainly due to an increase in headcount and related salaries and benefits expenses in the third quarter of 2012.

Gross profit of the online advertising business increased 43% quarter-over-quarter and 28% year-over-year to US$11.0 million. Non-GAAP gross profit of the online advertising business increased 43% quarter-over-quarter and 27% year-over-year to US$11.1 million. Gross margin of the online advertising business was 87%, compared with 85% in the second quarter of 2012 and 89% in the third quarter of 2011. Non-GAAP gross margin of the online advertising business was 87%, compared with 85% in the second quarter of 2012 and 90% in the third quarter of 2011. The quarter-over-quarter increases in gross margin and non-GAAP gross margin for the online advertising business were mainly due to an increase in online advertising revenues in the third quarter of 2012. The year-over-year decrease in gross margin and non-GAAP gross margin for the online advertising business were mainly due to higher bandwidth cost and increased salaries and benefits expenses due to the hiring of more editors in the third quarter of 2012.

Gross loss and non-GAAP gross loss of other business were US$6.3 million compared with US$2.8 million in the second quarter of 2012 and US$246,000 in the third quarter of 2011. The greater gross loss and non-GAAP gross loss of other business were mainly due to the impairment provision for the advertising resources at cinema circuits of $4.0 million in the third quarter of 2012.

Operating expenses

Total operating expenses were US$42.4 million, an increase of 1% quarter-over-quarter and 12% year-over-year.

Product development expenses were US$18.1 million, an increase of 8% quarter-over-quarter and 44% year-over-year. The quarter-over-quarter and year-over-year increases were mainly due to an increase in salaries and benefits after the Company hired more game engineers in the third quarter of 2012.

Sales and marketing expenses were US$16.4 million, an increase of 13% quarter-over-quarter and a decrease of 7% year-over-year. The quarter-over-quarter increase was mainly due to higher advertising spending for the promotion of expansion packs in the third quarter of 2012. The year-over-year decrease was mainly due to lower advertising spending as we carried out a nationwide marketing campaign to promote the launch of a new game, Duke of Mount Deer, in the third quarter of 2011.

General and administrative expenses were US$7.8 million, an increase of 1% quarter-over-quarter and 3% year-over-year. The quarter-over-quarter and year-over-year increases were mainly due to an increase in headcount and related salaries and benefits expenses in the third quarter of 2012.

Operating profit

Operating profit increased 13% quarter-over-quarter and 29% year-over-year to US$92.4 million. Operating margin was 56%, compared with 56% in the second quarter of 2012 and 56% in the third quarter of 2011.

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Non-GAAP operating profit increased 9% quarter-over-quarter and 28% year-over-year to US$93.2 million. Non-GAAP operating margin was 56%, compared with 58% in the second quarter of 2012 and 57% in the third quarter of 2011.

Net income

Net income increased 10% quarter-over-quarter and 23% year-over-year to US$77.4 million. Net margin was 47%, compared with 48% in the second quarter of 2012 and 49% in the third quarter of 2011.

Non-GAAP net income increased 10% quarter-over-quarter and 25% year-over-year to US$80.4 million. Non-GAAP net margin was 49%, compared with 50% in the second quarter of 2012 and 50% in the third quarter of 2011.

Net income attributable to mezzanine classified non-controlling interests

Net income attributable to mezzanine classified non-controlling interests increased 311% quarter-over-quarter and 312% year-over-year to US$4.5 million. In the third quarter of 2012, the increase in net income attributable to mezzanine classified non-controlling interests of $3.4 million was mainly because Changyou increased the estimated redemption value of the mezzanine classified non-controlling interests in 7Road. Changyou increased the estimated redemption value because judging from 7Road’s performance in the first three quarters of 2012, Changyou estimates that 7Road will likely exceed its originally estimated performance for year 2012 and 2013, which will be the basis to determine the exercise price of the put option that gives the non-controlling shareholders the right to put their shares to Changyou at a pre-determined price if 7Road achieves specified performance milestones before the expiry of the put option and certain circumstances occur. Please refer to the section “Notes to Financial Information”, for further details on the put option. The increase in the redemption value was recognized prospectively over the period from the date of the change in estimate to the earliest exercise date of the put right as an increase in net income attributable to mezzanine classified non-controlling interests.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited increased 6% quarter-over-quarter and 18% year-over-year to US$72.9 million. Fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.37, up from US$1.29 in the second quarter of 2012 and US$1.16 in the third quarter of 2011. Net margin attributable to Changyou.com Limited was 44%, compared with 47% in the second quarter of 2012 and 48% in the third quarter of 2011.

Non-GAAP net income attributable to Changyou.com Limited increased 5% quarter-over-quarter and 20% year-over-year to US$75.9 million. Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.42, up from US$1.35 in the second quarter of 2012 and US$1.18 in the third quarter of 2011. Non-GAAP net margin attributable to Changyou.com Limited was 46%, compared with 49% in the second quarter of 2012 and 49% in the third quarter of 2011.

Liquidity

As of September 30, 2012, Changyou had a combined balance of cash and cash equivalents and short-term investments of US$340.6 million, which decreased from US$464.9 million as of June 30, 2012. Operating cash flow for the third quarter of 2012 was a net inflow of US$100.2 million.

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The decrease in the Company’s combined balance of cash and cash equivalents and short-term investments was due to the payment of a special cash dividend of US$201 million in the third quarter.

As of September 30, 2012, Changyou had short-term and long-term bank loans of US$222.4 million and current and non-current restricted time deposits of US$225.5 million. The bank loans and restricted time deposits were mainly related to offshore bridge loans from banks that the Company obtained in order to expedite the payment of the special cash dividend to the Company’s shareholders. The offshore bridge loans were secured with an equivalent or higher amount of Renminbi-denominated onshore bank deposits by the Company’s subsidiaries in China.

Other Business Developments in the Third Quarter of 2012

Changyou Declared and Paid Special Cash Dividend to Shareholders

On August 6, 2012, the Company’s board of directors declared a special one-time cash dividend of US$1.9 per Class A or Class B ordinary share, or US$3.8 per ADS. The total amount of this dividend was approximately US$201 million. The dividend was paid to shareholders on September 21, 2012.

Business Outlook

For the fourth quarter of 2012, Changyou expects:

•

Total revenues to be between US$166.0 million and US$170.0 million, including online game revenues of US$152.0 million to US$155.0 million and online advertising revenues of US$12.0 million to US$13.0 million.

•	Non-GAAP net income attributable to Changyou.com Limited to be between US$69.0 million and US$71.0 million.

•	Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited to be between US$1.29 and US$1.33.

•

Assuming no new grants of share-based awards, share-based compensation expense to be between US$0.5 million and US$1.0 million, reducing fully diluted earnings per ADS attributable to Changyou.com Limited by US$0.01 to US$0.02.

Basis of Presentation for Unaudited Financial Results

On December 15, 2011, Changyou completed the acquisition from Sohu of the 17173 business. As Changyou and the 17173 business were under common control by Sohu both before and after the acquisition, in accordance with ASC 805-50, Changyou’s unaudited consolidated financial information reported in this press release, unless otherwise stated, has been prepared as if the 17173 business had been owned and operated by Changyou throughout the periods presented.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

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Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results.

Changyou’s management believes that excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, and goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

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Mezzanine equity consists of non-controlling interests in 7Road and a put option that gives the non-controlling shareholders the right to put their shares to Changyou at a pre-determined price if 7Road achieves specified performance milestones before the expiry of the put option and 7Road does not complete an initial public offering on NASDAQ, the New York Stock Exchange or The Stock Exchange of Hong Kong by 2014. The put option will expire in 2014. Non-controlling interests of 7Road and the put option are classified as mezzanine equity in Changyou’s consolidated balance sheets, as redemption of the non-controlling interests is not solely within the control of Changyou.

In accordance with ASC subtopic 480-10, Changyou accretes the balance of non-controlling interests to its redemption value over the period from the date of the 7Road acquisition to the earliest exercise date of the put right. Any subsequent changes in the redemption value are considered to be changes in accounting estimates and are also recognized over the same period as net income attributable to mezzanine classified non-controlling interests.

In the third quarter of 2012, Changyou estimated that based on 7Road’s performance in the first three quarters of 2012, 7Road will likely exceed its originally estimated performance for year 2012 and 2013, which will be the basis to determine the exercise price of the put option. As a result, the Company has increased the estimated redemption value of the mezzanine classified non-controlling interests in 7Road. The increase in the redemption value was recognized prospectively over the period from the date of the change in estimate to the earliest exercise date of the put right as an increase in net income attributable to mezzanine classified non-controlling interests.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2012, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, November 5, 2012 (8 p.m. Beijing/Hong Kong, November 5, 2012).

The dial-in details for the live conference call are:

US:	+1-866-519-4004
Hong Kong:	+852-2475-0994
International:	+1-718-354-1231
Passcode:	CYOU

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Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10:00 a.m. U.S. Eastern Time on November 5, 2012 through November 12, 2012. The dial-in details for the telephone replay are:

International:	+1-866-214-5335
Passcode:	39864820

The live webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s website at http://www.changyou.com/ir/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of online games that includes Tian Long Ba Bu, one of the most popular massively multi-player online (“MMO”) games in China, and DDTank and Wartune (also known as Shen Qu), which are two popular web games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://www.changyou.com/ir/.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Investor Relations

Changyou.com Limited

Tel:	+86 (10) 6861-3688
E-mail:	ir@cyou-inc.com

In the United States:

Mr. Jeff Bloker

Christensen

Tel:	+1 (480) 614-3003
E-mail:	jbloker@ChristensenIR.com

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Sep. 30, 2012	Jun. 30, 2012	Sep. 30, 2011
			Restated (a)
Revenues:
Online game	$151,093	$137,172	$115,799
Online advertising	12,756	9,096	9,684
Others	1,933	1,073	3,214

Total revenues	165,782	147,341	128,697

Cost of revenues:
Online game (includes share-based compensation expense of $62, $61 and $21 respectively)	21,067	18,301	14,578
Online advertising (includes share-based compensation expense of $16, $16 and $31 respectively)	1,722	1,370	1,038
Others	8,197	3,899	3,460

Total cost of revenues	30,986	23,570	19,076

Gross profit	134,796	123,771	109,621

Operating expenses:
Product development (includes share-based compensation expense of $391, $539 and $465, respectively)	18,119	16,770	12,592
Sales and marketing (includes share-based compensation expense of $89, $89 and $236 respectively)	16,442	14,521	17,655
General and administrative (includes share-based compensation expense of $235, $271 and $545 respectively)	7,822	7,757	7,615
Impairment of acquired intangibles via acquisition of businesses	0	2,906	0

Total operating expenses	42,383	41,954	37,862

Operating profit	92,413	81,817	71,759

Interest income	3,604	4,035	3,404
Foreign currency exchange gain/(loss)	548	(174)	(160)
Other income/(expense), net	(1,787)	554	1,141

Income before income tax expense	94,778	86,232	76,144
Income tax expense	(17,354)	(16,074)	(13,163)

Net income	77,424	70,158	62,981
Less: Net income attributable to mezzanine classified non-controlling interests	4,495	1,095	1,092

Net income attributable to Changyou.com Limited	$72,929	$69,063	$61,889

Basic net income per ADS attributable to Changyou.com Limited	$1.38	$1.31	$1.18

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	52,862	52,851	52,506

Diluted net income per ADS attributable to Changyou.com Limited	$1.37	$1.29	$1.16

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,405	53,379	53,331

Note:

(a)	The above condensed consolidated statements of operations have been prepared as if the 17173 business recently acquired from Sohu had been owned by the Company throughout the periods presented, in accordance with ASC 805-50. Changyou completed the acquisition of the 17173 business from Sohu on December 15, 2011.

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2012	As of Dec. 31, 2011

ASSETS
Current assets:
Cash and cash equivalents	$300,266	$330,411
Accounts receivable, net	23,412	11,326
Short-term investments	40,353	17,560
Restricted time deposits	115,124	0
Prepaid and other current assets	28,533	11,610

Total current assets	507,688	370,907

Non-current assets:
Fixed assets, net	65,553	68,394
Goodwill	133,829	134,616
Intangible assets, net	58,808	48,441
Restricted time deposits	110,393	0
Equity investments	850	350
Deferred tax assets	4,289	3,605
Other assets, net	138,362	126,760

Total non-current assets	512,084	382,166

TOTAL ASSETS	$1,019,772	$753,073

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$49,765	$51,900
Accounts payable and accrued liabilities	101,897	69,438
Short-term bank loans	113,000	0
Tax payables	15,453	13,189
Deferred tax liabilities	8,701	0
Due to Sohu	16,823	20,969

Total current liabilities	305,639	155,496

Long-term liabilities:
Long-term bank loans	109,353	0
Long-term deferred tax liabilities	7,883	5,146
Long-term contingent consideration	0	16,704
Long-term accounts payable	15,042	3,612

Total long-term liabilities	132,278	25,462

Total liabilities	437,917	180,958
MEZZANINE EQUITY
Total mezzanine equity	56,896	57,254
SHAREHOLDERS’ EQUITY
Total shareholders’ equity	524,959	514,861

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$1,019,772	$753,073

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2012
	GAAP	Non-GAAP adjustments			Non-GAAP
		Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact (b)(c)	Fair value change in contingent liabilities (b)(d)
Online game gross profit	$130,026	62	0	0	130,088
Online advertising gross profit	11,034	16	0	0	11,050
Other gross loss	(6,264)	0	0	0	(6,264)

Gross profit	$134,796	78	0	0	134,874

Gross margin	81%				81%

Operating profit	$92,413	793	0	0	93,206

Operating margin	56%				56%

Net income	$77,424	793	0	2,195	80,412

Net income attributable to Changyou.com Limited	$72,929	793	0	2,195	75,917

Net margin	44%				46%

Diluted net income per ADS attributable to Changyou.com Limited	$1.37				1.42

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,405				53,534

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.
(b)	Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results.
(c)	For the three months ended September 30, 2012, there was no impairment of intangibles via acquisitions of businesses and the related tax impact.
(d)	For the three months ended September 30, 2012, there was an increase in the fair value of contingent liabilities related to the 7Road acquisition of $2.2 million due to the Company’s expectations that 7Road will exceed specified performance targets in 2012 as set out in the acquisition contract.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2012
	GAAP	Non-GAAP adjustments			Non-GAAP
		Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact (b)(c)	Fair value change in contingent liabilities (b)(d)
Online game gross profit	$118,871	61	0	0	118,932
Online advertising gross profit	7,726	16	0	0	7,742
Other gross loss	(2,826)	0	0	0	(2,826)

Gross profit	$123,771	77	0	0	123,848

Gross margin	84%				84%

Operating profit	$81,817	976	2,906	0	85,699

Operating margin	56%				58%

Net income	$70,158	976	2,268	0	73,402

Net income attributable to Changyou.com Limited	$69,063	976	2,268	0	72,307

Net margin	47%				49%

Diluted net income per ADS attributable to Changyou.com Limited	$1.29				1.35

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,379				53,536

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.
(b)	Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results.
(c)	For the three months ended June 30, 2012, there was $2.9 million of impairment of intangibles via acquisitions of businesses.
(d)	For the three months ended June 30, 2012, there was no fair value change in contingent liabilities.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2011
	GAAP	Non-GAAP adjustments			Non-GAAP
		Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact (b)(c)	Fair value change in contingent liabilities (b)(d)
Online game gross profit	$101,221	21	0	0	101,242
Online advertising gross profit	8,646	31	0	0	8,677
Other gross loss	(246)	0	0	0	(246)

Gross profit	$109,621	52	0	0	109,673

Gross margin	85%				85%

Operating profit	$71,759	1,298	0	0	73,057

Operating margin	56%				57%

Net income	$62,981	1,298	0	0	64,279

Net income attributable to Changyou.com Limited	$61,889	1,298	0	0	63,187

Net margin	48%				49%

Diluted net income per ADS attributable to Changyou.com Limited	$1.16				1.18

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,331				53,447

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.
(b)	Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results.
(c)	For the three months ended September 30, 2011, there was no impairment of intangibles via acquisitions of businesses and the related tax impact.
(d)	For the three months ended September 30, 2011, there was no fair value change in contingent liabilities.

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